August 19, 2024

Tian Su Hua
Chief Executive Officer
Vanjia Corp
4771 Sweetwater Blvd, #199
Sugar Land, TX 77479

       Re: Vanjia Corp
           Form 10-K for the annual period ended December 31, 2023 File No. 000-55508
Dear Tian Su Hua:

        We issued comments to you on the above captioned filing on April 30, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 30, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction